UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritas Independent Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2201 Washington Ave, Suite 2
(No. and Street)

Conway	Arkansas	72032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Shannon 501-358-6131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH and Co. LLP
(Name – *if individual, state last, first, middle name*)

C7/227, Sector 7	Rohini	New Delhi	11008
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Debra Shannon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Veritas Independent Partners LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Debra Shannon 2/28/2020
Signature

Managing Member
Title

Gail Murdoch
Notary Public

GAIL MURDOCH
MY COMMISSION # 12373716
EXPIRES: November 23, 2029
Pope County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VERITAS INDEPENDENT PARTNERS, LLC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2019

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Veritas Independent Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Veritas Independent Partners, LLC (the "Company") as of December 31, 2019 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.




AJSH & Co LLP

We have served as the Company's Auditor since 2018

New Delhi, India
February 29, 2020

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash	$	20,810
Commissions receivable		67,423
Accounts receivable - personnel		1,775
Central registration depository account		82
Prepaid premiums		1,274
Undeposited funds		175
Total assets	**$**	**91,539**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	55,300
Related party payables		13,931
Total liabilities		69,231
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		-
MEMBER'S EQUITY (Note 2)		22,308
Total liabilities and member's equity	**$**	**91,539**

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES:

Commissions	$ 1,173,038
Insurance income	3,408
Reimbursed expenses	38,543
Other income	11,147
Total revenues	1,226,136

EXPENSES:

Commission	1,015,139
Professional services	31,877
Personnel	82,510
General operating	57,450
Insurance	22,808
Regulatory	24,031
Marketing	4,062
Other	150
Total expenses	1,238,027
NET LOSS	**$ (11,891)**

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM (TO) OPERATING ACTIVITIES:		
Net loss	$	(11,891)
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) Decrease in accounts receivable - personnel		(1,100)
(Increase) Decrease in central registration depository account		8
(Increase) Decrease in prepaid premiums		(131)
(Increase) Decrease in commissions receivable		(11,259)
(Increase) Decrease in undeposited funds		314
Increase (Decrease) in accounts payable and accrued expenses		32,635
Increase (Decrease) in related party payables		(1,805)
NET INCREASE IN CASH		6,771
CASH, at beginning of year		14,039
CASH, at end of year	$	**20,810**

The accompanying notes are an integral part of this statement.

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

BALANCES, December 31, 2018	$	34,199
Net loss		(11,891)
BALANCES, December 31, 2019	**$**	**22,308**

The accompanying notes are an integral part of this statement.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Veritas Independent Partners, LLC (the "Company") is an Arkansas limited liability company formed on September 9, 2013. The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership. The Company is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA).   The Company operates as a securities broker-dealer for mutual funds, variable annuities and investment advisory services. The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934.

Revenue Recognition

The Company's main source of revenue is mutual funds, variable annuities and investment advisory services. This revenue and the related commission expense are recognized on an accrual basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2016. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2019.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont'd)

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2019, the Company had net capital and net capital requirements of $19,002 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 3.96 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – OPERATING LEASE

In May 2018, the Company entered into a lease agreement with Tartan Properties which will expire May 1, 2021. In addition, the future minimum lease payments for the years ending December 31, 2020 through 2021 are as follows:

2020	9,120
2021	3,040

Rental expense was $9,690 for the year ended December 31, 2019.

NOTE 4 – RELATED PARTY TRANSACTIONS

The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership.

The Company has an expense sharing agreement ("ESA") with Cardinal. Under the agreement, the Company pays an allocation of Cardinal's utilities.

The Company entered into a lease agreement with Tartan Properties which will expire May 1, 2021 (see Note 3).

At December 31, 2019 there were related party payables of $13,931 that are commissions due to the members of the Firm. The Firm has recorded $66,618 as payroll expense and $268,929 as commission expense paid to members for 2019.

NOTE 5 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets and accounts payable are carried at amounts that approximate fair value due to the short–term nature of those instruments.

NOTE 6 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

NOTE 7- RECENT ACCOUNTING PRONOUNCEMENT

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, also referred to as Accounting Standards Codification Topic 606 ("ASC Topic 606"), supersedes nearly all existing revenue recognition guidance under GAAP. ASC Topic 606 requires a principle-based approach for determining revenue recognition. The core principle is that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASC Topic 606 is effective for the Company as of its year ended December 31, 2018. ASC Topic 606 had no material impact on the Company's financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which supersedes the existing guidance for lease accounting. ASU 2016-02 requires lessees to recognize leases with terms longer than 12 months on their balance sheets. It requires different patterns of recording lease expense for finance and operating leases. It also requires expanded lease agreement disclosures. Lessor accounting is largely unchanged. ASU 2016-02 is not effective for the Company as of its year ending December 31, 2019. Management has determined that ASU 2016-02 did not have a material impact on the Company's financial statements.

There were no other new accounting pronouncements during the year ended December 31, 2019 that we believe would have a material impact on our financial position or results of operations

SUPPLEMENTARY INFORMATION

VERITAS INDEPENDENT PARTNERS, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

CREDIT:

Total stockholders' equity	$ 22,308

DEBITS:

Nonallowable assets:

Accounts receivable - personnel	1,775
Central registration depository account	82
Prepaid premiums	1,274
Undeposited funds	175
Total debits	3,306

NET CAPITAL	19,002

Minimum requirement of 6-2/3% of aggregate indebtedness of $69,231 or $5,000, whichever is greater	5,000
Excess net capital	**$ 14,002**

AGGREGATE INDEBTEDNESS:

Accounts payable and accrued expenses	**$ 69,231**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**3.96 to 1**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2019.

See Independent Auditor's Report.







AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Veritas Independent Partners, LLC

We have reviewed management's statements, included in the accompanying Veritas Independent Partners, LLC's Exemption Report, in which (1) Veritas Independent Partners, LLC's identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i)/(k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i)/ (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJSH & Co LLP

New Delhi, India
February 29, 2020

MEMBER TIAG
A Worldwide Alliance of Independent Accounting Firms.

VERITAS INDEPENDENT PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

To the best knowledge and belief of Veritas Independent Partners, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2019.



Signature

Managing Member
Title